

Mail Stop 4631

September 6, 2017

Via E-mail
Joe Koscinski
General Counsel
PQ Group Holdings Inc.
300 Lindenwood Drive
Walleybrooke Corporate Center
Malvern, PA 19355

> **Re: PQ Group Holdings Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 1, 2017**
> **File No. 333-218650**

Dear Mr. Koscinski:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that your preliminary prospectus must include a bona fide price range. In general, we believe that a bona fide price range means a range of no more than 20% for offerings of greater than $10 per share.

Prospectus Summary, page 1

2. We note disclosure in Risk Factors on page 44. Please disclose here that CCMP and INEOS will effectively control the election of all members of your board of directors and your business and affairs. To the extent applicable, please also disclose here whether you anticipate being a controlled company within the meaning of NYSE corporate

Joe Koscinski
PQ Group Holdings Inc.
September 6, 2017
Page 2

governance standards. You may wish to disclose, if true, that the company does not intend to avail itself of the exemptions from NYSE's corporate governance standards that may be available to a controlled company. If the company intends to avail itself of the exemptions, then please include appropriate risk factor disclosures.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3754 with any other questions.

Sincerely,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Craig E. Marcus, Esq.